GST TELECOMMUNICATIONS,INC.

                     SIGNIFICANT SUBSIDIARIES AS OF 12/31/97

GST USA, Inc., a Delaware corporation.

GST Telecom Inc., a Delaware corporation.

GST Equipment Funding, Inc., a Delaware corporation.